UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                  For the date of February, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





For Immediate Release                                 Thursday, 13 February 2003


                           Board Appointments at AIB

Allied Irish Banks, p.l.c. ("AIB") is pleased to announce the appointment of Mr. Colm Doherty and Mr. Aidan McKeon as Executive Directors of the Bank.

Mr. Doherty (44) is Managing Director of AIB Capital Markets plc and is responsible for the Bank's Corporate Banking, Global Treasury, and Investment Banking businesses, and for the operations of Allied Irish America, the Bank's US-based Not-for-Profit business. He joined AIB in 1988 as an associate director of AIB IFS and became its managing director in 1991. He became Head of Investment Banking in Capital Markets in 1994 and was appointed to his present position in 1999. He is a native of Dublin and is a business graduate of University College Dublin.

Mr. McKeon (55) is Managing Director, AIB Group (UK) plc and is responsible for the Bank's operations in Northern Ireland and Britain. A native of Enniscrone, Co. Sligo, he joined AIB in 1965 and worked in Branches, Central Advance Control, Human Resources and Commercial Banking and was appointed General Manager, Commercial Banking in 1989. He moved to the UK in 1996 as General Manager, Britain and was appointed to his present position in 1999. He holds B. Comm, MBS, and M. Sc. (Mgt.) degrees.



                                      Ends



For further information, please contact:

Liam Kinsella                                    Catherine Burke
Secretary                                        Head of Corporate Relations
AIB Group                                        AIB Group
Bankcentre                                       Bankcentre
Ballsbridge                                      Ballsbridge
Dublin 4                                         Dublin 4

Tel: +353 1 6600311 - Ext 13907                  Tel: +353 1 6600311 - Ext 13894




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)



Date  13 February 2003                          By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.